FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2005

Goldcorp Inc. (Translation of registrant's name into English)
Suite 1560, 200 Burrard Street Vancouver, British Columbia V6C 3L6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Suite 1560 - 200 Burrard St. Vancouver, BC, V6C 3L6 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange:GG

GOLDCORP INC. ANNOUNCES
FIRST GOLD POUR AT AMAPARI SITE IN BRAZIL

Vancouver, British Columbia: September 28, 2005 - Goldcorp Inc. (TSX: G; NYSE: GG) is pleased to announce that the first gold was poured at their Amapari mining site in Brazil on Friday, September 23, 2005.

The pour of 10 kilos occurred 20 months after Goldcorp acquired the property in January 2004. The mine will complete commissioning over the next few months and is expected to reach commercial production in the 4th quarter.

At present, all mining equipment is on site and is operating. To date over 350,000 tonnes have been loaded on the pad at a grade of approximately 2.5 grams of gold per tonne. Production for the remainder of the year is expected to exceed 50,000 ounces.

The project consists of an open pittable heap leach oxide deposit and a deeper sulphide deposit and will comprise an open pit mine and heap leach plant for exploitation of the oxide portion of the deposit. Conventional open pit mining techniques using a shovel/truck operation are being employed and the heap leach process will utilize an on/off heap leach pad, using a stacker and reclaimer.

The mine is scheduled to produce over 180,000 ounces of gold in 2006 at a cash cost of $160 per ounce. The project contains 1.53 million ounces of gold in proven and probable reserves and 1.3 million ounces in resources. The company believes that there is significant exploration potential on the site.

Goldcorp is the world’s lowest cost and fastest growing million ounce gold producer. Gold production in 2005 is expected to exceed 1.1 million ounces at a cash cost of less than US$60 per ounce. By 2007, gold production is projected to increase by 40% to over 1.6 million ounces. The company is unhedged and debt free.

For further information, please contact:

Julia Hasiwar
Director, Investor Relations
Goldcorp Inc.
1560-200 Burrard Street, Vancouver, BC, V6C 3L6
Telephone: 604-696-3011, Fax: (604) 696-3001
Email: info@goldcorp.com, Website: www.goldcorp.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: September 28, 2005
Name: Anna M. Tudela
Title: Assistant Corporate Secretary and Manager, Legal